SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)

Motif Bio plc
(Name of Issuer)

Ordinary Shares, par value £0.01 per share
(Title and Class of Securities)

619784101
(CUSIP Number)

Nancy Tomassone Invesco Ltd. 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309 Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 76,373,260
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,373,260
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,373,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.93%
14	TYPE OF REPORTING PERSON HC, IA

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed on November 23, 2016 (the "Schedule 13D," and, together with this Amendment No. 1, this "Statement"). Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 relates to the ordinary shares, par value £0.01 per share (the "Ordinary Shares"), of Motif Bio plc (the "Issuer").  The Issuer's principal executive offices are located at One Tudor Street, London, EC4Y 0AH, United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

This Amendment No. 1 reflects a decrease in ownership resulting from dilution in the percentage of the Ordinary Shares owned by certain funds and accounts advised by Invesco Asset Management Limited based on 263,990,730 Ordinary Shares reported to be outstanding by the Issuer on January 8, 2018.

In addition, the Reporting Person or its subsidiaries entered into the following transactions:

•	The purchase of 16,789,993 Ordinary Shares on the London Stock Exchange, at a price of £0.30 per Ordinary Share, on June 2, 2017;
•	The sale of 250,000 Ordinary Shares on the London Stock Exchange, at a price of £0.44 per Ordinary Share, on October 9, 2017;
•	The sale of 22,500 Ordinary Shares on the London Stock Exchange, at a price of £0.43 per Ordinary Share, on October 10, 2017;
•	The sale of 192,233 Ordinary Shares on the London Stock Exchange, at a price of £0.43 per Ordinary Share, on October, 16 2017; and
•	The sale of 276,000 Ordinary Shares on the London Stock Exchange, at a price of £0.43 per Ordinary Share, on October 17, 2017.

The purchase of the Ordinary Shares by the Reporting Person or its subsidiaries was funded by funds or accounts managed by the Reporting Person or its subsidiaries.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The Reporting Person or its subsidiaries acquired and disposed of the Ordinary Shares identified in Item 3 for investment purposes.

The Reporting Person and its subsidiaries have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Person and its subsidiaries intend to review the investment in the Issuer on a continuing basis and may engage in communications with other shareholders of the Issuer, knowledgeable industry or market observers, members of the Issuer's board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person and its subsidiaries specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information set forth on the cover pages of this Amendment No. 1 is incorporated herein by reference.

The purchases and sales identified in Item 3 were made by Invesco Asset Management Limited on behalf funds or accounts advised by it. As of the date of this Amendment No. 1, the funds and accounts that owned the Ordinary Shares and the amounts held, directly and indirectly through ADSs, are as follows: Keystone Investment Trust: 10,243,282 Ordinary Shares; Perpetual Income and Growth Investment Shares: 39,723,596 Ordinary Shares; and Invesco Perpetual UK Equity Investment Scheme: 15,498,382 Ordinary Shares.

The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2018
INVESCO LTD.

By:    /s/ Nancy Tomassone
Name:  Nancy Tomassone
Title:    Global Assurance Officer